Room 4561

December 28, 2006

Mr. Peter Zotto
Chief Executive Officer
IONA Technologies PLC
200 West Street, 4th Floor
Waltham, MA 02451

> **Re: IONA Technologies PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 19, 2006**
> **Form 6-K Filed July 20, 2006**
> **Form 6-K Filed August 15, 2006**
> **File No. 000-29154**

Dear Mr. Zotto:

We have reviewed your response letter dated October 13, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 1. Organization and Summary of Significant Accounting Policies

Revenue recognition, page F-6

1. Your response to prior comment number 4 indicates that you consider pricing where a "substantial majority" of the amounts fall within a "relatively narrow range" is a reasonable basis for establishing VSOE. Clarify for us what you mean by the phrases "a relatively narrow range" and "a substantial majority". Additionally, clarify for us why you believe that "substantial majority" of arrangements within a "relatively narrow range" of your price list is sufficient to support a conclusion that you have established VSOE for these services.

2. Please further explain the application of, and basis for, your accounting policies for contracts for which prices are not within the determined range. In this regard, we note that for those contracts below the range you indicate that additional revenue is deferred for the undelivered elements. Please explain to us how you determine the amount of the additional amount of revenue to defer. Also, please explain to us your basis for concluding that adjustments were not necessary when the prices are above the range. As part of your response, describe the pricing, elements and other material terms of example contracts that are not within the determined range. Additionally, provide reference to the authoritative literature you relied upon in determining your accounting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief